Exhibit 21.1

Subsidiaries of Velocity Express Corporation

Direct or Indirect Subsidiaries of Velocity Express Corporation	State of Incorporation
Corporate Express Distribution Services, Inc.	Michigan
Velocity Express Leasing, Inc.	Delaware
Velocity Express, Inc.	Delaware
VXP Leasing Mid-West, Inc.	Delaware
VXP Mid-West, Inc.	Delaware
VXP Leasing Mid-West, Inc.	Delaware
USDS Canada LTD	Canada
Velocity Express Canada LTD	Canada
CD&L, Inc.	Delaware
Clayton/National Courier Systems, Inc.	Missouri
Click Messenger Service, Inc.	New Jersey
KBD Services, Inc.	North Carolina
Olympic Courier Systems, Inc.	New York
Securities Courier Corporation	New York
Silver Star Express, Inc.	Florida
CD&L Air Freight, Inc.	New Jersey